SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

January 6, 2003

Microcell Telecommunications Inc.
1250 Rene-Levesque Blvd. West, Suite 400
Montreal, Canada
H3B 4W8

Registration No. 0-29502

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...... Form 40-F...X......

Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes...... No ...X......

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Microcell Telecommunications Inc.

Date: January 6, 2003 By:

(Signed) Jocelyn Cote
_______________________________
Jocelyn Cote
Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT

  Reporting Issuer

  Microcell Telecommunications Inc.
  1250 Rene-Levesque Blvd. West
  Suite 400
  Montreal, Quebec
  H3B 4W8

  Date of Material Change

  January 6, 2003

  Press Release

  Microcell Telecommunications Inc. ("Microcell" or the "Company") issued a press release with respect to a material change on January 6, 2003. A copy of such press release is attached hereto and forms a part hereof.

  Summary of Material Change

  Microcell announced that it today filed a material change report with the applicable Canadian securities administrators and a Form 6-K with the Securities and Exchange Commission in the United States disclosing previously confidential non-public information. The disclosure of this information by the Company was required pursuant to the terms of the confidentiality agreements entered into with certain unsecured noteholders in connection with the recapitalization of the Company's capital structure.

  Full Description of Material Change

  Microcell announced that it today filed a material change report with the applicable Canadian securities administrators and a Form 6-K with the Securities and Exchange Commission in the United States disclosing previously confidential non-public information. The disclosure of this information by the Company was required pursuant to the terms of the confidentiality agreements entered into with certain unsecured noteholders in connection with the recapitalization of the Company's capital structure.

  At various times since October 2002, Microcell has held discussions with certain members of an ad hoc committee of unsecured noteholders with respect to a recapitalization of the Company's capital structure. Since that time, the Company has disclosed information, including certain non-public information, to certain unsecured noteholders and to their financial advisor. These disclosures were, and continue to be, subject to the terms and conditions of agreements containing provisions relating to confidentiality (the "Confidentiality Agreements"). As a result of these discussions, the Company reached an agreement on the terms of a Recapitalization Plan (the "Plan") with its unsecured noteholders, and has obtained a Court order under the Companies' Creditors Arrangement Act ("CCAA") to ensure that the proposed Plan is implemented in an orderly fashion and for the benefit of all stakeholders. The Confidentiality Agreements now require the Company to disclose that which, in its reasonable judgement, constitutes a summary of previously confidential and material non-public information to the public that would permit those noteholders subject to these Confidentiality Agreements to purchase or sell securities of the Company without contravening applicable law.

  This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Microcell or any of its affiliates. The dissemination of the information disclosed should not, under any circumstances, create any implication that the information contained in this current report is correct as of any time subsequent to the date that it was distributed to the parties to the Confidentiality Agreements, or that there has been no change in the information set forth herein.

  The projections set out below were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission, the American Institute of Certified Public Accountants, Canadian securities administrators or the Handbook of the Canadian Institute of Chartered Accountants regarding forecasts or projections. The projections were prepared by and are the responsibility of the Company. Neither the Company's auditors (Ernst & Young LLP) nor any other independent accountants have examined or compiled the projections and, accordingly, neither Ernst & Young LLP nor any other independent accountants have expressed an opinion or other form of assurance with respect thereto.

  Microcell does not, as a matter of course, publish its business plans, budgets or strategies, nor does it currently make external projections or forecasts of its anticipated financial positions or results of operations. Accordingly, Microcell does not anticipate that it will, and disclaims any obligation to, furnish updated business plans, budgets, strategies or projections to holders of securities issued by Microcell, or include such information in documents required to be filed with the Securities and Exchange Commission or applicable Canadian securities administrators, or otherwise make such information publicly available.

  The noteholders who received non-public information acknowledged to Microcell that: (i) neither the Company nor its directors, officers, employees, counsel, accountants, financial or other advisors, agents or certain other representatives thereof, were making any representation or warranty as to the accuracy or completeness of the confidential information disclosed; (ii) neither the Company nor any of its representatives shall have any liability to such noteholders relating to or arising from the receipt or use of any confidential information, or any errors therein or omissions therefrom; and (iii) they agree that they are not entitled to rely on the accuracy or completeness of any confidential information.

  The projections were not, when made, and are not, historical facts, but are "forward-looking statements," as such term is defined in the Private Securities Litigation Reform Act of 1995. All such forward-looking statements were, and are, qualified by subsequent events and the inherent risks and uncertainties surrounding expectations generally, and also may materially differ from the Company's actual experience involving any one or more of these matters and subject areas. The operation and results of the Company's business have been, and remain, subject to the effect of other risks and uncertainties identified in the documents filed by the Company with the Securities and Exchange Commission.

  The projections are subject to a variety of factors that are likely to cause actual results to vary from the Company's estimates, and such variations may be material. The projections are subjective in many respects and thus are susceptible to interpretation and internal revision based on actual experience and subsequent developments. Furthermore, it should be noted that in July 2002, the Company ceased providing guidance with respect to various operating and financial results. The Company does not currently intend to provide such guidance and does not undertake to provide any updates of the projections.

  Although presented with numeric specificity, the projections reflect numerous assumptions by the Company with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, without limitation: (i) final and effective implementation of the Plan; (ii) no material adverse impact on the Company's business on a going forward basis resulting from the CCAA proceedings; (iii) the Company's estimates as to the future growth prospects of various telecommunications markets in Canada; (iv) the successful implementation of the Company's updated business plan and revised strategic market positioning described below; (v) the Company's ability to meet continuing competition from other Canadian wireless providers; and (vi) Government regulation with respect to Canadian foreign ownership and control provisions. Accordingly, there can be no assurance that the projections are indicative of the Company's future performance or that actual results would not differ materially from those in the projections set forth below.

  The Company's strategic plan is based on the assumption that the penetration rate in the Canadian wireless market will increase from 40% in 2002 (representing approximately 12.4 million subscribers) to 58% in 2008 (representing approximately 18.8 million subscribers). This corresponds to an average subscriber growth rate of 7% per annum. The Company believes that there is ample room for wireless services to grow in Canada, given the affordability and proliferation of new handheld devices with high-end voice features and Internet data capabilities. The Company believes that the Canadian wireless industry's total service revenue should also grow at a similar rate over the same period, which should result in relatively stable average revenue per user ("ARPU"), assuming that wireless operators continue to exercise price discipline. In addition, mobile data remains a revenue growth opportunity.

  In order to strengthen its competitive position in the Canadian wireless industry, the Company underwent a thorough revision of its business plan in response to difficult financial market conditions and certain operating realities, primarily the slower-than-expected emergence and adoption of data-related services, and the competitive and operating challenges faced by the Company to acquire and support business accounts. Accordingly, the Company adjusted its strategic direction to focus primarily on core PCS voice operations within the retail consumer market segment. In order to position its wireless service as a preferred means of communication for the mass market, the Company designed its postpaid service marketing strategy based on specific product attributes, such as big-minute bundles, per-second billing, no contract, worldwide roaming and competitive long-distance rates, while its prepaid service marketing strategy is centred on product features such as flexibility, spending control, simple, convenient and mobile replenishment, and postpaid-type per-minute pricing and bundled value-added services. This market positioning should enable the Company to acquire its fair share of new subscribers and to maximize its cash flows through focusing on certain higher-growth market segments and leveraging existing network infrastructure to offer enhanced voice and certain SMS-based data services.

  Some key elements of the Company's business strategy include the following:

    scale back activities not related to the consumer retail PCS business;
    allocate resources within the PCS division primarily to activities with a high impact on the customer base; the allocation of resources to non-PCS operations will be kept to a minimum, unless these activities can be self-financed;
    target mass-market retail consumer segments with the highest growth potential, such as the youth, young adult and urban professional markets, as well as small office/home office business users located in major metropolitan areas; using direct-to-consumer distribution channels, including corporate-owned stores, third-party retailers, and a direct sales force;
    offer simple, affordable and relevant PCS products, services and devices that meet the everyday personal and business needs of customers, while minimizing operating costs;
    decrease the emphasis on data by adopting a "fast-follower" approach to reduce the costs and business risks associated with new product and service development;
    leverage the existing customer base by offering a variety of enhanced value-added voice-related and SMS-based data services to encourage incremental usage and to maintain current ARPU;
    provide a superior level of customer service, invest in customer retention programs, and ensure customers are matched to the right payment method to optimize satisfaction and foster loyalty;
    focus network improvements primarily on capacity and maintenance, rather than footprint expansion;
    increase network capacity on a timely basis to support customer growth requirements and enhance existing network coverage through improvements to signal strength in markets already being served;
    discontinue active solicitation of wholesale business, while continuing to support existing third-party service providers.

  In preparing its financial projections, the Company based its five-year (2003 to 2008) business plan on the assumption that it would increase its share of total new net subscriber additions in the Canadian wireless industry from 15% in 2003 to 21% in 2008. In terms of customer mix, postpaid subscribers are assumed to represent approximately half of all new net additions in 2003 and close to 70% by 2008. Furthermore, over the next five years, the cost to acquire new retail subscribers is assumed to remain relatively stable at between $250 and $300 per gross addition, based mainly on the assumptions of well-managed handset subsidization and lower distribution channel and marketing costs. The Company has also assumed that it will be successful in reducing customer churn through the implementation of various lifecycle management initiatives, including handset upgrade programs, loyalty rewards and ongoing telemarketing activities. The Company has assumed that such efforts, in addition to better matching customers with the right products, services and method of payment, should lead to improved customer satisfaction and, therefore, lower churn. Accordingly, the Company has assumed that its blended customer churn rate will decrease steadily from 3.4% in 2002 to 2.3% in 2008.

  Based on the preceding projections, it is assumed that the Company's total market share of Canadian wireless subscribers should increase to approximately 13% over the next five years. This corresponds to an assumed retail subscriber base of approximately 2.4 million customers by 2008, compared with 1.2 million customers at the end of 2002.

  As a result of its market positioning and strategic initiatives outlined above, the Company has assumed that retail service revenues will almost double over the course of the next five years to reach more than $1.1 billion. This increase would be attributable primarily to retail subscriber growth rather than to an improvement in ARPU, despite higher voice usage and increasing data-related revenue. Revenue from data, including SMS-based services and other high-speed GPRS Internet-enabled applications, is assumed to increase from a negligible amount currently to approximately 3% of the Company's total service revenues by 2008.

  The Company has also reduced its planned capital expenditures ("CAPEX") to approximately $100 million to $150 million annually. Future capital spending is assumed to be related primarily to maintaining the core PCS network, enhancing its signal strength, increasing capacity, as well as improving back-office systems to support a superior customer service offering.

  The following table highlights some of the key financial data included in the Company's revised business plan.

	2002E	2003E	2004E	2005E	2006E	2007E	2008E
	(in millions CAN$)
Service revenue	$561	$578	$708	$817	$918	$1,022	$1,092
EBITDA(1)	$78	$88	$149	$207	$262	$335	$380
CAPEX	$127	$96	$132	$155	$124	$122	$119

  (1) EBITDA is defined as operating income (loss), excluding depreciation and amortization, and is used as a financial measure in the financial community.

  In addition, the Company now expects that it will generate approximately C$90 million of EBITDA for full-year 2002. This amount includes a one-time benefit in 2002 arising from the reversal of a C$13.8 million handset subsidy tax provision previously reported in the second quarter of 2002.

  On the basis of the foregoing qualifications and assumptions, the inclusion of financial projections in this report should not be regarded as an indication that the Company, the Board of Directors, or any of their advisors, agents, or other representatives, considered, or consider, the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. No party, nor any of their respective affiliates or representatives, has made, or makes, any representation to any person regarding the information contained in the projections.

  Reliance on Section 75(3)

  Not applicable.

  Omitted Information

  Not applicable

  Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED the 6th day of January 2003 at Montreal, Quebec

(Signed) Jocelyn Cote
_______________________________
Jocelyn Cote
Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's Material Change Report dated January 6, 2003

News Release

For immediate release

MICROCELL FILES DISCLOSURE STATEMENT

Montreal, January 6, 2003 - Microcell Telecommunications Inc. (TSX: MTI.B) today filed a material change report with the applicable Canadian securities administrators and a Form 6-K with the Securities and Exchange Commission in the United States disclosing previously confidential non-public information. The disclosure of this information by the Company was required pursuant to the terms of the confidentiality agreements entered into with certain unsecured noteholders in connection with the recapitalization of the Company's capital structure.

The statements made in this release concerning Microcell's future prospects are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, which may prevent expected future results from being achieved. The Company cautions that actual future performance may be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2001 and in other filings with securities commissions in both Canada and the United States, and SEDAR.

About the Company
Microcell Telecommunications Inc. is a major provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to more than 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the stock symbol MTI.B.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca
www.fido.ca